AB 01-31-02

02005180

...ED STATES
...XCHANGE COMMISSION
...on, D.C. 20549

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SEC FILE NUMBER
8- 32608

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED PROCESSING JAN 2 8 2002 WASH. D.C. 316 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strong Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hundred Heritage Reserve
(No. and Street)

Menomonee Falls, Wisconsin 53051
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. Scott, Controller (414) 359-3623
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KS 3/21

OATH OR AFFIRMATION

I, Thomas M. Zoeller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strong Investments, Inc., as of November 30, 19X 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Wisconsin
County of Waukesha



Signature

This instrument was signed before me by Thomas M. Zoeller on January 23, 2002

Chief Financial Officer
Title



Constance Wick Notary Public My commission is permanent.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRONG INVESTMENTS, INC.

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of
Strong Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, cash flows, changes in liabilities subordinated to claims of general creditors and changes in shareholder's equity present fairly, in all material respects, the financial position of Strong Investments, Inc. (the "Company") at November 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 11, 2002

STRONG INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2001

ASSETS

Cash and cash equivalents	$ 6,141,050
Cash restricted for reserve requirements	1,000,000
Securities owned, at market value	7,331,354
Deposit with clearing broker	108,362
Other receivables	287,038
Deferred share costs, net of accumulated amortization of $388,058	4,284,267
Prepaid expenses	141,835
Goodwill, net of accumulated amortization of $2,068,096	4,882,012
Total assets	$ 24,175,918

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued liabilities:	
Salaries, wages and benefits	$ 8,136,213
Other	98,256
Payable for customer stock options	382,271
Payable to affiliates	305,044
Payable to customers	942,747
	9,864,531
Liabilities subordinated to claims of general creditors	1,500,000
Shareholder's equity:	
Common stock, voting, $.01 par value; 9,000 shares authorized; 100 shares issued	1
Additional paid-in capital	7,989,999
Retained earnings	4,821,387
Total shareholder's equity	12,811,387
Total liabilities and shareholder's equity	$ 24,175,918

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF OPERATIONS
for the year ended November 30, 2001

Revenues:	
Distribution and account supervision fees	$ 113,415,093
Commissions	4,837,661
Dividends	690,471
Other revenues	1,216,356
Total revenues	120,159,581
Expenses:	
Salaries, wages and employee benefits	45,770,921
Marketing and promotion	29,905,976
Account administration fees	18,806,729
Brokerage clearing fees	1,404,483
Communications	4,107,743
Leased and rented equipment	1,826,006
Legal and professional fees	1,493,387
Regulatory fees	1,416,286
Interest	110,043
Net investment losses	834,694
Amortization of deferred share costs	388,058
Amortization of goodwill	992,937
Other expenses	13,114,541
Total expenses	120,171,804
Net loss	$ (12,223)

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
for the year ended November 30, 2001

Cash flows from operating activities:	
Net loss	$ (12,223)
Adjustments to reconcile to net cash used in operating activities:	
Amortization of goodwill	992,937
Amortization of deferred share costs	388,058
Changes in operating assets and liabilities:	
Cash restricted for reserve requirements	250,000
Securities owned	(1,534,929)
Commissions receivable	203,950
Receivable from customers	(9,398)
Other receivables	(85,358)
Deferred share costs	(4,672,325)
Prepaid expenses and other assets	(141,835)
Deposit with clearing broker	(4,293)
Accrued liabilities	905,062
Payable for customer stock options	(8,703,779)
Payable to affiliates	1,250,571
Securities sold, not yet purchased	(88,966)
Payable to customers	651,212
Net cash used in operating activities	(10,611,316)
Cash and cash equivalents:	
Beginning of year	16,752,366
End of year	$ 6,141,050
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 110,043

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
for the year ended November 30, 2001

Subordinated borrowing at December 1, 2000	$ 1,500,000
Increase:	
Issuance of subordinated note payable	--
Decrease:	
Payment of subordinated note payable	--
Subordinated borrowing at November 30, 2001	$ 1,500,000

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
for the year ended November 30, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balances, December 1, 2000	$ 1	$ 7,989,999	$ 4,833,610	$ 12,823,610
Net loss	--	--	(12,223)	(12,223)
Balances, November 30, 2001	$ 1	$ 7,989,999	$ 4,821,387	$ 12,811,387

The accompanying notes are an integral part of these financial statements.

A. ORGANIZATION AND NATURE OF BUSINESS

Strong Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Strong Capital Management, Inc. ("SCM"), and the distributor for the Strong Family of Mutual Funds (the "Strong Funds") pursuant to service agreements with each of the funds. The Company also operates in the reduced-commission securities brokerage business and provides a service for its customers called the Strong Advisor Program. On December 1, 2001, pursuant to a reorganization of SCM, the Company became a wholly-owned subsidiary of Strong Financial Corporation, Inc. ("SFC").

B. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

CASH AND CASH EQUIVALENTS--The Company classifies as cash equivalents all highly liquid investments with maturities of three months or less at the date of purchase and money market investments. At November 30, 2001, cash equivalents consisted primarily of investments in Strong Money Market Funds.

CASH RESTRICTED FOR RESERVE REQUIREMENTS--Cash of $1,000,000 has been segregated in a special reserve bank account and restricted for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

SECURITIES OWNED--Securities owned consist primarily of investments by the Company in various Strong Funds (other than money market funds). Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. All securities owned by the Company as of November 30, 2001 are marketable and valued at market. Realized and unrealized gains and losses on securities owned are determined based on the specific identification method and are recorded in the Company's Statement of Operations.

GOODWILL--Goodwill represents the excess of the purchase price over the fair value of the Company's reduced-commission securities brokerage acquisition in 1999 and is being amortized on a straight line basis over seven years. The carrying value of goodwill is reviewed on a periodic basis for recoverability based on the undiscounted cash flows of the business acquired over the remaining amortization period. No reduction of goodwill for impairment was necessary in 2001.

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 addresses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition, and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 provides for the elimination of the amortization of goodwill acquired prior to June 30, 2001 and requires entities to test their goodwill amounts annually for impairment. Impairment losses for goodwill that arise due to the initial application of SFAS 142 are to be reported as resulting from a change in accounting principle. Subsequent impairment losses are to be reported as a component of operations within the Statement of Operations. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, although earlier application is permitted.

The Company intends to adopt SFAS 142 beginning December 1, 2001. Management has not yet determined the impact that the adoption of SFAS 142 will have in the fiscal year 2002 financial statements.

DEFERRED SHARE COSTS--Dealer reallowance charges paid by the Company associated with the sale of Class A, B, C and L shares of Strong Funds are deferred and amortized on the straight-line basis generally over five years. The Company receives amounts from the Strong Funds related to the classes from the Rule 12b-1 fees and contingent deferred sales charges. On January 2, 2002, the Company entered into an agreement with FEP Capital, L.P. ("FEP"), whereby FEP has agreed to purchase the rights to 12b-1 fees and contingent deferred sales charges related to future sales of Class B shares of Strong Funds.

DEPOSIT WITH CLEARING BROKER--The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount deposited with the clearing broker relates to the transactions as described in "Commission Income".

PAYABLE FOR CUSTOMER STOCK OPTIONS--In conjunction with its brokerage operations, the Company acts as an agent to clear exercises of options by employees of an unrelated company. The Company receives proceeds from the employees upon the exercise of the options and remits these proceeds to the unrelated company upon the settlement of the transaction. At November 30, 2001, the Company had received cash and recorded a liability for $382,271 for customer stock options exercised, but not yet settled.

DISTRIBUTION AND ACCOUNT SUPERVISION FEES--Pursuant to a services agreement with SCM, the Company serves as distributor for the Strong Funds and receives distribution and account supervision fees from SCM.

COMMISSION INCOME--Acting as an agent, the Company earns commission income for buying and selling securities on behalf of its customers. Customers' securities transactions are reported on a settlement date basis, which is generally three business days after the trade date, with related commission income and clearing expenses reported on a trade date basis.

INCOME TAXES--The Company is a Qualified Subchapter S Subsidiary of SCM. For federal income tax purposes, the Company's income is subjected to income taxes at the shareholder level pursuant to provisions of the Internal Revenue Code.

MANAGEMENT ESTIMATES--The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period presented. They also affect the disclosure of contingencies. Actual results could differ from these estimates.

C. PAYABLE TO CUSTOMERS

Payable to customers represents amounts due on cash transactions which are required to be remitted to customers or mutual funds. In connection with the Company's reduced commission securities brokerage business, the Company has elected to clear all such transactions through a clearing broker (see Note B).

D. TRANSACTIONS WITH RELATED PARTIES

As noted above, the Company is the distributor for the Strong Funds pursuant to service agreements with each of the Funds. The Company also maintains a separate service agreement with SCM. The Company's distribution and account supervision fees were received from SCM pursuant to that agreement.

E. SUBORDINATED NOTE PAYABLE

As of November 30, 2001, the Company had borrowings of $1,500,000 from SCM under a subordinated loan agreement which matures on May 31, 2002. The borrowings bear interest, payable quarterly, at the prime rate (5.0% at November 30, 2001).

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

F. PENSION AND PROFIT SHARING PLANS

Together with SCM and other affiliated companies, the Company sponsors both a pension and a profit-sharing 401(k) plan for its employees. For employees with at least one year of service, the Company contributes to a qualified defined contribution pension plan 3% of the compensation paid to eligible employees (subject to certain limitations), reduced by any forfeitures from participants. For employees with at least one year of service, the Company also matches 100% of the employee's contributions in the Company's profit-sharing 401(k) plan up to a maximum of 6% of the employee's annual compensation (subject to certain limitations). The Company's expense under these plans was $1,734,881 for the year ended November 30, 2001.

G. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2001, the Company had net capital of $3,447,464, which was $2,853,428 in excess of its required net capital of $594,036. The Company's ratio of aggregate indebtedness to net capital was 2.58 to 1 at November 30, 2001.

H. CONTINGENCIES AND COMMITMENTS

Securities transactions of certain customers are cleared through a clearing broker. Under the terms of the clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions when necessary.

The Company monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk related to the deposit with the clearing broker.

STRONG INVESTMENTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2001

Aggregate indebtedness:	
Total liabilities	$ 11,364,531
Less:	
Subordinated note payable	(1,500,000)
Adjustment based on restricted deposits in Special Reserve Bank Accounts	(953,996)
Aggregate indebtedness	$ 8,910,535
Net capital:	
Shareholder's equity:	
Common stock	$ 1
Additional paid-in capital	7,989,999
Retained earnings	4,821,387
	12,811,387
Add subordinated note payable	1,500,000
	14,311,387
Less nonallowable assets:	
Goodwill	4,882,012
Other nonallowable assets	4,806,904
	9,688,916
Net capital before haircuts on securities positions and other deductions	4,622,471
Haircuts on securities computed pursuant to Rule 15c3-1c(2)(vi)	(1,175,007)
Net capital	$ 3,447,464
Net capital requirements:	
$250,000 or 6-2/3% of aggregate indebtedness, whichever is greater	$ 594,036
Net capital in excess of requirement	2,853,428
Net capital as above	$ 3,447,464
Percentage of aggregate indebtedness to net capital	258%
Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of November 30, 2001):	
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 8,782,860
Year-end closing adjustments	127,675
Aggregate indebtedness as above	$ 8,910,535
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 3,583,501
Year-end closing adjustments	(136,037)
Net capital as above	$ 3,447,464

STRONG INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2001

Free and other credit balances in customers' securities accounts	$ 942,747
Total credit items	942,747
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	9,304
Total debit items	9,304
Excess of total credits over total debits	933,443
Amount held on deposit in reserve bank accounts	1,000,000
Excess as reported in Company's Part II FOCUS report	$ 66,557
Required deposit	None

Note: The above calculation does not differ from the computation for determination of Reserve Requirements under Rule 15c3-3 as of November 30, 2001, filed by Strong Investments, Inc. in its Form X-17a-5 with the National Association of Securities Dealers, Inc. in December 2001.

STRONG INVESTMENTS, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2001

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under the Rule 15c3-3).

    A. Number of items — None

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    B. Number of items — None

Note: The above information does not differ from the possession or control requirements under Rule 15c3-3 as of November 30, 2001, filed by Strong Investments, Inc. in its Form X-17a-5 with the National Association of Securities Dealers, Inc. in December 2001.

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 as of November 30, 2001

To the Shareholder of Strong Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Strong Investments, Inc. (the "Company") for the year ended November 30, 2001, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) determining compliance with the exemptive provisions of Rule 15c3-3; and (5) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 for customers of the Strong Advisor Program.

The Company conducts its operations as the distributor of the Strong Family of Mutual Funds and its reduced commission securities brokerage business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. We did not review the practices and procedures followed by the Company for obtaining and maintaining physical control of all fully paid and excess margin securities of customers as required by Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



January 11, 2002

PRICEWATERHOUSECOOPERS

STRONG INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
for the year ended November 30, 2001

Pursuant to Securities and Exchange Commission
Rule 17a-5(d)
FOCUS Annual Report